

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Mr. Lloyd T. Spencer
Chief Executive Officer
Coroware, Inc.
1410 Market Street, Suite 200
Kirkland, WA 98033

     Re: Coroware, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2009
           File No. 000-33231

Dear Mr. Spencer:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Stephen Krikorian
              Accounting Branch Chief